Free Writing Prospectus to Preliminary Pricing Supplement No. 9,584

Registration Statement Nos. 333-275587; 333-275587-01

Dated August 1, 2025; Filed pursuant to Rule 433

Morgan Stanley

IBIT Market-Linked Notes due August 31, 2028

This document provides a summary of the terms of the notes. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlier:	iShares® Bitcoin Trust ETF (IBIT)
Participation rate:	100%
Maximum payment at maturity:	$1,200 per note (120% of the stated principal amount)
Pricing date:	August 26, 2025
Observation date:	August 28, 2028
Maturity date:	August 31, 2028
CUSIP:	61778NXU0
Estimated value:	$944.30 per note, or within $45.00 of that estimate
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988225042398/ms9584_424b2-23277.htm

1All payments are subject to our credit risk

Hypothetical Payment at Maturity1

The payoff diagram and table below illustrate the payment at maturity for a range of hypothetical performances of the underlier over the term of the notes.

The Underlier
The Notes
Stated Principal Amount
Maximum Payment at Maturity
Payment at Maturity per Note
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
% Change in Closing Level

% Change in Closing Level of the Underlier	Payment at Maturity per Note
+100.00%	$1,200.00*
+80.00%	$1,200.00*
+60.00%	$1,200.00*
+40.00%	$1,200.00*
+20.00%	$1,200.00*
+10.00%	$1,100.00
0.00%	$1,000.00
-20.00%	$1,000.00
-40.00%	$1,000.00
-60.00%	$1,000.00
*Assumes a maximum payment at maturity of $1,200 per note.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlier(s)

For more information about the underlier(s), including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Notes

●The notes may not pay more than the stated principal amount at maturity.

●The notes do not pay interest.

●The appreciation potential of the notes is limited by the maximum payment at maturity.

●The amount payable on the notes is not linked to the value of the underlier at any time other than the observation date.

●The market price of the notes may be influenced by many unpredictable factors.

●The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The notes will not be listed on any securities exchange and secondary trading may be limited.

●Investing in notes is not equivalent to investing in the underlier.

●You may be required to recognize taxable income on the notes prior to maturity.

Risks Relating to the Underlier(s)

●Because your return on the notes will depend upon the performance of the underlier(s), the notes are subject to the following risk(s), as discussed in more detail in the accompanying product supplement.

oThe anti-dilution adjustments the calculation agent is required to make do not cover every event that could affect the underlying fund.

●The notes are subject to risks associated with bitcoin and digital assets.

●Investments linked to bitcoin are subject to specific risks relating to security threats.

●Investments linked to bitcoin are subject to specific risks relating to fraud and manipulation.

●The underlier has very limited historical performance.

●The performance and market price of an underlying fund, particularly during periods of market volatility, may not correlate with the performance of its underlying asset or the net asset value per share of such underlying fund.

Risks Relating to Conflicts of Interest

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Notes–United States federal income tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes, and you should consult your tax adviser.